

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2020

Barton Brookman
President and Chief Executive Officer
PDC ENERGY, INC.
1775 Sherman Street, Suite 3000
Denver, Colorado 80203

> **Re: PDC ENERGY, INC.**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed February 27, 2020**
> **File No. 001-37419**

Dear Mr. Brookman:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Energy & Transportation